Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim Financial Statements

As at March 31, 2015

(Unaudited)

The information contained in these financial statements constitutes a translation of the financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Contents	Page

Review Report		2

Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		3
Condensed Consolidated Interim Statements of Income		5
Condensed Consolidated Interim Statements of Comprehensive Income		5
Condensed Consolidated Interim Statements of Changes in Equity		6
Condensed Consolidated Interim Statements of Cash Flows		7
Notes to the Condensed Consolidated Interim Financial Statements		8
1	General	8
2	Basis of Preparation	8
3	Reporting Principles and Accounting Policy	9
4	Group Entities	8
5	Contingent Liabilities	13
6	Capital	15
7	Revenues	15
8	General and Operating Expenses	16
9	Other Operating Expenses (Income), Net	16
10	Financial Instruments	17
11	Segment Reporting	19
12	Condensed Financial Statements of Pelephone, Bezeq International, and DBS	23
13	Subsequent Events	26

Somekh Chaikin 8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of March 31, 2015 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 0.9% of the total consolidated assets as of March 31 2015, and whose revenues constitute 1.2% of the total consolidated revenues for the three month period then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

2

Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	March 31, 2015	March 31, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million
Cash and cash equivalents	1,168	1,049	660
Investments	2,541	1,345	2,223
Trade receivables	2,290	2,499	2,227
Other receivables	271	293	238
Inventory	87	100	96
Assets classified as held for sale	15	50	22
Total current assets	6,372	5,336	5,466

Trade and other receivables	541	618	566
Broadcasting rights, net of rights exercised	460	-	-
Property, plant and equipment	6,956	6,008	6,079
Goodwill (see Note 4.2)	2,478	1,172	1,040
Intangible assets (see Note 4.2)	2,025	867	753
Deferred and other expenses	256	260	253
Investments in equity-accounted investees (see Note 4.2)	29	1,032	1,057
Investments	103	81	99
Deferred tax assets	-	29	-
Total non-current assets	12,848	10,067	9,847
Total assets	19,220	15,403	15,313

3

Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	March 31, 2015	March 31, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million
Debentures, loans and borrowings	1,852	1,113	1,481
Trade payables	1,074	624	664
Other payables, including derivatives	953	818	710
Liability to Eurocom DBS Ltd, related party (see Note 4.2.2)	781	-	-
Current tax liabilities	670	529	600
Provisions	84	122	62
Employee benefits	274	269	259
Dividend payable	-	802	-
Total current liabilities	5,688	4,277	3,776

Loans and debentures	10,060	8,604	8,606
Employee benefits	238	235	233
Provisions	69	68	69
Deferred tax liabilities	23	32	17
Derivatives	126	21	94
Deferred income and others	92	74	77
Total non-current liabilities	10,608	9,034	9,096

Total liabilities	16,296	13,311	12,872

Total equity	2,924	2,092	2,441
Total liabilities and equity	19,220	15,403	15,313

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 20, 2015

The attached notes are an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Income

		Three months ended		Year ended
		March 31		December 31
		2015	2014	2014
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million
Revenues	7	2,174	2,311	9,055
Costs of activity
Depreciation and amortization		317	314	1,281
Salaries		439	448	1,768
General and operating expenses	8	799	869	3,366
Other operating income, net	9	(17)	(8)	(586)
Total operating expenses		1,538	1,623	5,829

Operating profit		636	688	3,226
Financing expenses (income)
Financing expenses		101	113	486
Financing income		(64)	(71)	(356)
Financing expenses, net		37	42	130

Profit after financing expenses, net		599	646	3,096
Share in the losses (profits) of equity-accounted investees		(16)	19	170
Profit before income tax		615	627	2,926
Income tax		152	170	815
Profit for the period		463	457	2,111
Earnings per share (NIS)
Basic and diluted earnings per share		0.17	0.17	0.77

Condensed Consolidated Interim Statements of Comprehensive Income

	Three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit for the period	463	457	2,111
Items of other comprehensive income (net of tax) (mainly including hedging transactions and actuarial gains)	17	13	(36)
Total comprehensive income for the period	480	470	2,075

The attached notes are an integral part of these condensed consolidated interim financial statements

5

Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Three months ended March 31, 2015 (Unaudited)
Balance as at January 1, 2015	3,855	253	131	390	(105)	(2,083)	2,441

Profit for the period	-	-	-	-	-	463	463
Other comprehensive income for the period, net of tax	-	-	-	-	17	-	17
Total comprehensive income for the period	-	-	-	-	17	463	480
Transactions with shareholders recognized directly in equity
Exercise of options for shares	3	19	(19)	-	-	-	3
Balance as at March 31, 2015	3,858	272	112	390	(88)	(1,620)	2,924

Three months ended March 31, 2014 (Unaudited)
Balance as at January 1, 2014	3,842	143	242	390	(67)	(2,127)	2,423

Profit for the period	-	-	-	-	-	457	457
Other comprehensive income for the period, net of tax	-	-	-	-	13	-	13
Total comprehensive income for the period	-	-	-	-	13	457	470
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(802)	(802)
Share-based payments	-	-	(1)	-	-	-	(1)
Exercise of options for shares	2	18	(18)	-	-	-	2
Balance as at March 31, 2014	3,844	161	223	390	(54)	(2,472)	2,092

Year ended December 31, 2014 (Audited)
Balance as at January 1, 2014	3,842	143	242	390	(67)	(2,127)	2,423

Income in 2014	-	-	-	-	-	2,111	2,111
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	(38)	2	(36)
Total comprehensive income for 2014	-	-	-	-	(38)	2,113	2,075
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(2,069)	(2,069)
Share-based payments	-	-	(1)	-	-	-	(1)
Exercise of options for shares	13	110	(110)	-	-	-	13
Balance as at December 31, 2014	3,855	253	131	390	(105)	(2,083)	2,441

The attached notes are an integral part of these consolidated financial statements.

6

Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	463	457	2,111
Adjustments:
Depreciation and amortization	317	314	1,281
Profit from sale of the shares of Coral Tell Ltd.	-	-	(582)
Share in the losses (profits) of equity-accounted investees	(16)	19	170
Financing expenses, net	67	63	229
Profit from gaining control in an investee (see Note 4.2)	(12)	-	-
Capital gains, net	(11)	(17)	(175)
Share-based payments	-	(1)	(1)
Income tax expenses	152	170	815
Miscellaneous	(1)	(3)	(3)

Change in inventory	9	21	28
Change in trade and other receivables	84	163	549
Change in trade and other payables	(45)	(62)	(39)
Change in provisions	3	(4)	(63)
Change in employee benefits	4	13	3
Net income tax paid	(53)	(90)	(527)
Net cash from operating activities	961	1,043	3,796
Cash flow used for investing activities
Investment in intangible assets and deferred expenses	(66)	(48)	(194)
Proceeds from the sale of property, plant and equipment	13	29	230
Acquisition of financial assets held for trading and others	(440)	(210)	(2,720)
Proceeds from the sale of financial assets held for trading and others	121	-	1,635
Cash in a company consolidated for the first time (see Note 4.2.4)	299	-	-
Purchase of property, plant and equipment	(302)	(267)	(1,081)
Payments for long-term investments	(4)	(3)	(19)
Net consideration for the sale of Coral Tell Ltd. shares	-	-	596
Miscellaneous	1	2	7
Net cash used for investing activities	(378)	(497)	(1,546)
Cash flows used in financing activities
Repayment of debentures and loans	(58)	(82)	1,446
Issue of debentures and receipt of loans	-	-	(1,149)
Dividends paid	-	-	(2,069)
Interest paid	(20)	(27)	(431)
Miscellaneous	3	2	3
Net cash used for financing activities	(75)	(107)	(2,200)
Increase in cash and cash equivalents, net	508	439	50
Cash and cash equivalents at beginning of period	660	610	610
Cash and cash equivalents at end of period	1,168	1,049	660

The attached notes are an integral part of these condensed consolidated interim financial statements

7

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

1.	General

1.1	Reporting Entity

1.2	Material events in the reporting period

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 11 – Segment Reporting).

On March 23, 2015, the Company gained control in DBS Satellite Services (1998) Ltd. ("DBS") and began consolidation as at that date. Accordingly, the statement of financial position as at March 31, 2015 includes the assets and liabilities of DBS. Due to the proximity of the business combination to the date of the financial statements, the effect of the operating results of DBS on the Group's statement of income for the three months ended March 31, 2015 was insignificant and was included under "Share in losses of equity-accounted investees". For further information see Note 4.2 regarding discontinued operations.

2.	Basis of Preparation

2.1
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2014 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on May 20, 2015.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Other than the contents of Note 3.2, the judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

Below is information about significant estimates and judgments for which changes in the assessments and assumptions could potentially have a material effect on the financial statements, in addition to the information in Note 1.7.1 to the annual financial statements:

Subject	Principal assumptions	Possible effects	Reference
Fair value measurement of the Company's investment in DBS prior to gaining control in DBS	Assumption of expected cash flows from the operations of DBS, discount rate and market participant assumptions.	Change in profit/loss from gaining control	Note 4.2
Attribution of excess cost arising from acquisition of control in DBS	Assumption of expected cash flows from identifiable assets in the business combination, timing of recognition, and scope of the deferred tax asset for carry forward losses	Change in the value of identifiable tangible and intangible assets in the business combination and changes in the value of goodwill	Note 4.2
Fair value measurement of contingent consideration in a business combination	Assumption of expected cash flows and assumption of DBS's losses for tax purposes.	Change in the value of a liability for contingent consideration recognized in a business combination	Note 4.2 and Note 10.1.3

8

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

3.	Reporting Principles and Accounting Policy

3.1
The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below.

3.2	Accounting policy for new transactions or events

In view of consolidation of DBS in these financial statements for the first time, as described in Note 4.2, below is a description of the accounting policy implemented in these condensed consolidated interim financial statements:

3.2.1	The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.

3.2.2
The Group recognized goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

3.2.3
The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree''s equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration.

3.2.4
In a step acquisition, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income or expenses.

3.2.5
The Group implements the anticipated acquisition method, whereby it undertook to acquire the equity instruments of a subsidiary in return for cash or another financial asset. The commitment to acquire a subsidiary's equity instruments is recognized as a financial liability at the present value. The commitment is recognized at the agreement date, if the preconditions to the agreement are not under the Group's control.

Based on the anticipated acquisition method, non-controlling interests are derecognized at the recognition date of the commitment to acquire the subsidiary's equity instruments. Accordingly, the Group's share in the subsidiary's equity and operating expenses includes the share of the holders of non-controlling interests.

3.2.6
Costs associated with the acquisition that were incurred by the acquirer in the business combination such as advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

4.	Group Entities

4.1
A detailed description of the Group entities appears in Note 10 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	Business combination with DBS Satellite Services (1998) Ltd. ("DBS") that occurred in the period

4.2.1
As described in Note 10.1.2 to the annual financial statements, the Company holds 49.78% of the share capital of DBS and it holds options that confer the right to 8.6% in DBS shares, which the Company is unable to exercise. Accordingly, the Company accounted for its investment in DBS in accordance with the equity method.

On March 26, 2014, the Company received the decision of the Antitrust Authority, according to which, under the terms set out in the decision, the merger between the Company and DBS ("the Merger") will be permitted.

9

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Further to the aforesaid, on February 10, 2015, the Board of Directors' subcommittee that was established for this matter, the audit committee and the Board of Directors of the Company approved the Company's engagement in a transaction with Eurocom DBS. In the transaction, the Company will acquire the entire holdings of Eurocom DBS in DBS ("the Acquisition Transaction"), which at this date represent 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS. It was further decided that prior to the Acquisition Transaction, the Company and DBS will accept the merger terms and the Company will exercise the option granted, at no cost, for the allotment of DBS shares at a rate of 8.6% of the issued capital of DBS.

Under the terms of the acquisition transaction, the Company will pay Eurocom DBS NIS 680 million in cash on the closing date, against acquisition of the shares and shareholder loans. Eurocom DBS will also be entitled to two additional contingent considerations, as follows: the first additional consideration of up to NIS 200 million will be paid in accordance with the tax synergy and the second additional consideration of up to NIS 170 million will be paid in accordance with the business results of DBS in the next three years.

On March 23, 2015, the general meeting of the Company's shareholders approved the acceptance of the merger terms and exercise of the option, and the Company's engagement in the Acquisition Transaction, as described above. Subsequently, the Company and DBS announced the acceptance of the merger terms, and on March 25, 2015, the Company exercised the option and it was allotted DBS shares at a rate of 8.6% of the issued capital of DBS, so that as from this date, the Company holds 58.4% of DBS.

The Company's engagement in the transaction with Eurocom DBS for acquisition of the entire holdings of Eurocom DBS in DBS is subject to the approval of the Ministry of Communications, which has not yet been completed. At this stage, the agreement with Eurocom DBS has been extended by 90 days. In accordance with the agreement, each party to the agreement has the right to extend the agreement by 90 days.

4.2.2
An increase in the  Company's holding in DBS to 58.4% constitutes acquisition of control in DBS, therefore, the Company consolidates the financial statements of DBS as from March 23, 2015 (the date that the general meeting approved exercise of the option to DBS shares by the Company). In view of the Company's holding of 49.78% of DBS shares prior to gaining control, the acquisition transaction was accounted for as a step acquisition.

The binding agreement between the Company and Eurocom DBS for acquisition of the entire holdings of Eurocom DBS in DBS is contingent on obtaining the approval of the Ministry of Communications, which has not yet been received, therefore, as at March 31, 2015, the transaction for acquisition of 100% of the rights in DBS has not yet been completed, as stated above.

As at the date of the business combination, a liability of NIS 680 million to Eurocom DBS was recognized. This amount includes the fair value of the outstanding shareholder loans of NIS 183 million from Eurocom DBS to DBS. In addition, a liability of NIS 101 million was recognized for contingent consideration as described in Note 10, Financial Instruments. Therefore, the total liability to Eurocom DBS recognized in the statement of financial position amounts to NIS 781 million.

Accordingly, as from the date of the business combination, the Company consolidates the full results of DBS and the statement of changes in equity does not include the share of non-controlling interests in DBS.

10

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

4.2.3
At the date of the business acquisition, the Company presented its investment in shares, share options and loans to DBS prior to acquisition of control, according to the equity method based on a valuation by an independent assessor whose opinion is attached to these financial statements. In accordance with the valuation, the value of the Company's investments prior to acquisition of control is estimated at NIS 1.076 billion. Accordingly, the Company recognized a profit of NIS 12 million from the gain of control under other operating income in the statement of income for the three months ended March 13, 2015.

The valuation was based on the income approach, whereby the discounted cash flow method (DCF) was applied on the basis of the forecasted cash flow for 2015 through to 2019. The cash flow forecast is based on the results of DBS for 2011-2014 and the three months ended March 31, 2015. In the valuation, it was assumed that the market share of DBS is expected to remain stable and will be 42%-43% throughout the years of the forecast. It was also assumed that gradual erosion in the ARPU of DBS is expected between 2015 and 2018, while in 2019 and thereafter, it is expected that a fixed nominal ARPU will be maintained. The revenue forecast was based on the forecast of the number of subscribers, average income and competition in the market.

Assumed cost of capital: 8.5% (net of tax). In addition, it was assumed that the permanent growth will be 1%.

The valuation was based on assumptions regarding a participant in the relevant market that might acquire the Company's holdings in DBS and does not take into account the specific operational and tax synergies between the companies.

4.2.4	Identifiable assets and liabilities acquired (according to provisional amounts set out below):

March 23, 2015
(Unaudited)
NIS million
Cash and cash equivalents	299
Trade and other receivables	184
Broadcasting rights	449
Property, plant and equipment	801
Intangible assets (including excess cost attributed to customer relations and brand as described below)	1,284
Debentures, loans, and borrowings (including excess cost attributed to debentures as described below)	(1,947)
Trade payables and other liabilities	(632)
Contingent liabilities (including excess cost attributed to contingent liabilities as described below)	(19)
Identifiable assets, net	419

The Company carried out temporary attribution of the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the business combination, due to the proximity of the gain of control to the date of the financial statements. Temporary attribution was based on the valuation performed by an independent assessor whose opinion is attached to these financial statements.

As at the approval date of these financial statements, the excess cost amounted to NIS 2,405 million. The Company has not yet completed measurement of the tax asset, to the extent that it concludes that it should be recognized. In addition, goodwill arising on acquisition has not yet been attributed to the Group's operating segments.

11

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

The excess cost that was determined provisionally was attributed as follows:

March 23, 2015
(Unaudited)
NIS million
Customer relations (see section A below)	790
Brand (see section B below)	347
Goodwill (see section C below)	1,438
Total excess cost attributed to intangible assets	2,575
Debentures (see section D below)	(160)
Contingent liabilities (see section E below)	(10)
Total excess cost	2,405

A.
Customer relations: The valuation was based on the income approach, using the multi-period excess earning method. Under this approach, the value of the asset is derived from the present value of the cash flows that are expected to arise from it over the remaining economic life of the asset. Amortization will be based on the customer churn rate.

B.
Brand value: The valuation was prepared in accordance with the relief from royalty method. In accordance with this method, the value of the asset is estimated as the present value of the appropriate royalty that the entity would have to pay a third party for the use of the asset, if the company did not own it. The useful life of the brand assumed in the model is 12 years.

C.	Goodwill: Following the acquisition of control, goodwill was recognized as follows:

March 23, 2015
(Unaudited)
NIS million
Consideration value	781
Fair value of the investment in DBS prior to the acquisition	1,076
Less the fair value of net identifiable assets	(419)
Goodwill	1,438

The amount of goodwill was estimated provisionally and includes the cash consideration and the contingent consideration to Eurocom DBS for the amount expected to be paid to the holders of non-controlling interests.

D.	Debentures: The excess cost reflects the fair value of the debentures at the acquisition date based on a capitalization rate of 1.9%-2.3%.

E.	Contingent liabilities: The excess cost represents a present obligation arising from a class action filed by DBS customers.

4.2.5
The management estimates that had the business combination taken place on January 1, 2015, the revenue in the consolidated statement of income would have increased by NIS 434 million and there would have been no significant change in consolidated profit. When determining the amounts, the management assumed that the fair value adjustments at the date of the business combination, which were determined provisionally, are the same as the adjustments that would have been received had the business combination taken place on January 1, 2015.

4.2.6
Since the beginning of its operations, DBS has accumulated considerable losses. In 2014, DBS recorded a loss of NIS 322 million. As a result of these losses, as at March 31, 2015, DBS had an equity deficit and a working capital deficit of NIS 4,667 million and NIS 525 million, respectively.

12

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

4.2.7
As at March 31, 2015, DBS is in compliance with the financial covenants established under the financing and debenture agreements. As at March 31, 2015, DBS is in compliance with the debt/EBITDA ratio covenant established in Deed of Trust B (as at March 31, 2015, the debt/EBITDA ratio was 2.6). Furthermore, DBS is in compliance with the debt/EBITDA ratio covenant set out in Debenture 2012 (as at March 31, 2015, the debt/EBIDTA ratio was 2.5) and the debt/E-C ratio covenant set out in Debenture 2012 (as at March 31, 2015, the debt-E-C ratio was 6.4).

Subsequent to the date of the financial statements, DBS issued additional debentures as described in Note 13 below.

4.2.8
The management of DBS believes that the financing resources available to DBS, which include the working capital deficit, and its debt raising activities, will be sufficient for the operations of DBS for the coming year, based on the forecasted cash flows approved by DBS’s board of directors. If additional resources are required to meet its operational requirements for the coming year, DBS will adjust its operations to preclude the need for additional resources beyond those available to it.

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the group(“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 80 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at March 31, 2015 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 3.1 billion. There is also additional exposure of NIS 2.5 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 5.2 below.

13

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

5.1	Below is a description of the contingent liabilities of the Group (including DBS) as at March 31, 2015, classified into groups with similar characteristics:

		Provision	Additional exposure	Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	9	131	-
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	40	2,670	456
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	122	-
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	2	63	-
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	46	2,000	*
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	15	35	-
Total legal claims against the Company and subsidiaries		80	3,067	2,456

*	A claim filed by shareholders against the Company and officers in the Company amounting to NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).

5.2
Subsequent to the reporting date, claims amounting to NIS 52 million were filed against Group companies, and another claim without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 36 million came to an end.

14

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

6.	Capital

6.1	Below are details of the Company's equity:

Registered			Issued and paid up
March 31, 2015	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2014	December 31, 2014
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,825,000,000	2,825,000,000	2,825,000,000	2,746,010,675	2,731,837,758	2,743,283,920

6.2
On May 6, 2015, the general meeting of the Company's shareholders approved the recommendation of the Company's Board of Directors of March 25, 2015 to distribute a cash dividend of NIS 844 million to the Company's shareholders. The dividend will be paid on May 27, 2015.

7.	Revenues

	Three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Domestic fixed-line communication
Fixed-line telephony	395	417	1,636
Internet - infrastructure	383	332	1,394
Transmission and data communication	207	207	802
Other services	58	57	220
	1,043	1,013	4,052
Cellular telephony
Cellular services and terminal equipment	486	623	2,399
Sale of terminal equipment	224	280	966
	710	903	3,365

International communications, internet and NEP services	371	332	1,425

Other	50	63	213

	2,174	2,311	9,055

15

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

8.	General and Operating Expenses

	Three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Terminal equipment and materials	226	262	928
Interconnectivity and payments to domestic and international operators	212	206	847
Maintenance of buildings and sites	150	156	639
Marketing and general	119	139	555
Services and maintenance by sub-contractors	34	40	137
Vehicle maintenance	35	37	154
Content services	13	15	58
Collection fees	10	14	48
	799	869	3,366

9.	Other Operating Expenses (Income), Net

			Year
	Three months ended		ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit from gaining control in DBS Satellite Services (1998) Ltd.	12	-	-
Profit from the sale of property, plant and equipment (mainly real estate)	11	12	167
Profit from copper sales	-	5	8
Elimination of provision for contingent liabilities, net	-	-	23
Profit from sale of the shares of Coral Tell Ltd.	-	-	582
Other operating income	23	17	780
Provision for contingent liabilities, net	6	-	-
Provision for severance pay in voluntary redundancy	-	8	176
Expenses for collective agreement at Pelephone	-	-	18
Others	-	1	-
Total other operating expenses	6	9	194

	(17)	(8)	(586)

16

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

10.	Financial Instruments

10.1.	Fair value

10.2.1
Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 28.7 to the Annual Financial Statements.

	March 31, 2015		March 31, 2014		December 31, 2014
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Bank loans (unlinked)	2,131	2,328	2,105	2,240	2,112	2,292
Debentures issued to the public (CPI-linked)	3,793	4,072	3,154	3,420	3,820	4,033
Debentures issued to the public (unlinked)	1,354	1,432	1,354	1,471	1,335	1,426
Debentures issued to financial institutions (unlinked)	410	480	410	456	403	467
Debentures issued to financial institutions (CPI-linked)	1,748	1,908	-	-	-	-
	9,436	10,220	7,023	7,587	7,670	8,218

10.2.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to measure the fair value of investments in ETFs, monetary funds, and forward contracts are described in Note 28.7 to the annual financial statements. The methods used to measure the fair value of contingent consideration for a business combination are described in Note 10.1.3 below.

	March 31, 2015	March 31, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: investment in exchange-traded funds and financial funds	1,392	1,281	1,513
Level 2: forward contracts	(144)	(34)	(110)
Level 3: contingent consideration for a business combination (Note 4.2)	(101)	-	-
Level 3: investment in non-marketable shares	9	11	9
	1,156	1,258	1,412

17

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

10.2.3
Information about fair value measurement of contingent consideration in a business combination (Level 3)

Below is the fair value of the contingent consideration liability for a business combination, as described in Note 4.2:

	March 31, 2015
	Maximum additional consideration under the agreement	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Additional consideration for tax synergy (first additional consideration)(A)	200	84
Additional consideration for the business results of DBS (second additional consideration) (B)	170	17
	370	101

A.	First additional consideration

The fair value of the first additional contingent consideration was calculated by an independent assessor, whose opinion is attached to these financial statements, based on a legal opinion on tax issues related to the possible merger between the Company and DBS. The legal opinion includes the probability of the chances and risks facing the Company regarding utilization of losses.

The estimated fair value of the contingent consideration will increase as the probability attributed to major risks in utilization of losses, as assessed in the legal opinion, decreases.

A 10% change in the probability attributed to major risks will result in a change of NIS 36 million in the first contingent consideration.

B.	Second additional consideration

The fair value of the first additional consideration was estimated by the assessor, whose opinion is attached to these financial statements, using the Monte Carlo simulation with risk neutral measure of the underlying asset which is the expected cash flow. The unobservable parameter that was used in the model and would have significantly changed the fair value is the expected cash flows in 2015-2017. To calculate the value of the second contingent consideration, a free cash flow was assumed as presented in the fair value assessment of Bezeq's holdings in DBS prior to gain of control as described in Note 4.2.3.

An increase of 10% in the expected cash flow will result in an increase of NIS 7 million in the estimated contingent consideration.

18

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

11.	Segment Reporting

11.1.	Operating segments

	Three months ended March 31, 2015 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television*	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,042	709	368	440	49	(440)	2,168
Inter-segment revenues	71	18	25	-	4	(112)	6
Total revenues	1,113	727	393	440	53	(552)	2,174

Depreciation and amortization	176	104	32	76	3	(74)	317

Segment results – operating profit	547	32	61	59	(2)	(61)	636
Financing expenses	98	3	4	104	-	(108)	101
Financing income	(44)	(17)	(3)	(42)	(4)	46	(64)
Total financing expenses (income), net	54	(14)	1	62	(4)	(62)	37

Segment profit (loss) after financing expenses, net	493	46	60	(3)	2	1	599
Share in profits (losses) of associates	-	-	-	-	-	16	16
Segment profit (loss) before income tax	493	46	60	(3)	2	17	615
Income tax	126	10	16	-	-	-	152
Segment results – net profit (loss)	367	36	44	(3)	2	17	463

19

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

	Three months ended March 31, 2014 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television *	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,011	902	331	424	62	(424)	2,306
Inter-segment revenues	66	15	24	-	5	(105)	5
Total revenues	1,077	917	355	424	67	(529)	2,311

Depreciation and amortization	168	106	32	70	7	(69)	314

Segment results – operating profit	504	126	58	73	1	(74)	688
Financing expenses	106	6	5	123	2	(129)	113
Financing income	(50)	(24)	(3)	(16)	-	22	(71)
Total financing expenses (income), net	56	(18)	2	107	2	(107)	42

Segment profit (loss) after financing expenses, net	448	144	56	(34)	(1)	33	646
Share in profits (losses) of associates	-	-	1	-	-	(20)	(19)
Segment profit (loss) before income tax	448	144	57	(34)	(1)	13	627
Income tax	116	36	15	-	3	-	170
Segment results – net profit (loss)	332	108	42	(34)	(4)	13	457

20

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

	Year ended December 31, 2014 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television *	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,045	3,361	1,419	1,724	209	(1,724)	9,034
Inter-segment revenues	272	58	85	-	17	(411)	21
Total revenues	4,317	3,419	1,504	1,724	226	(2,135)	9,055

Depreciation and amortization	688	430	130	297	23	(287)	1,281

Segment results – operating profit	1,980	449	232	273	629	(337)	3,226
Financing expenses	472	21	18	620	2	(647)	486
Financing income	(285)	(77)	(9)	(26)	(11)	52	(356)
Total financing expenses (income), net	187	(56)	9	594	(9)	(595)	130

Segment profit (loss) after financing expenses, net	1,793	505	223	(321)	638	258	3,096
Share in profits (losses) of associates	-	-	1	-	(3)	(168)	(170)
Segment profit (loss) before income tax	1,793	505	224	(321)	635	90	2,926
Income tax	478	132	60	1	147	(3)	815
Segment results – net profit (loss)	1,315	373	164	(322)	488	93	2,111

21

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

11.2.	Adjustment of profit or loss for reporting segments

	Three months ended March 31		Year ended December 31, 2014
	2015	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Operating profit for reporting segments	699	761	2,934
Cancellation of results for a segment classified as an associate *	(59)	(73)	(273)
Financing income (expenses), net	(37)	(42)	(130)
Share in profits (losses) of associates	16	(19)	(170)
Profit (loss) for operations classified in other categories and other adjustments	(4)	-	565
Consolidated profit before income tax	615	627	2,926

*
The Company's investment in DBS was accounted for using the equity method up to March 25, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 4 above. The Group reports on multi-channel TV as an operating segment without adjustment to ownership rates in each reporting period, as described in Note 26 to the annual financial statements.

22

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

12.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

12.1.	Pelephone Communications Ltd. Selected data from the statement of financial position

	March 31, 2015	March 31, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,695	1,828	1,658
Non-current assets	1,866	1,996	1,883
	3,561	3,824	3,541
Current liabilities	750	906	610
Long-term liabilities	89	128	86
Total liabilities	839	1,034	696
Capital	2,722	2,790	2,845
	3,561	3,824	3,541

   Selected data from the statement of income

	Three months		Year ended
	March 31		December 31,
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from services	499	637	2,453
Revenues from sales of terminal equipment	228	280	966
Total revenues from services and sales	727	917	3,419
Cost of services and sales	607	681	2,537
Gross profit	120	236	882
Selling and marketing expenses	63	83	309
General and administrative expenses	25	27	106
Other operating expenses	-	-	18
	88	110	433

Operating profit	32	126	449
Financing expenses	3	6	21
Financing income	(17)	(24)	(77)
Financing income, net	(14)	(18)	(56)

Profit before income tax	46	144	505
Income tax	10	36	132
Profit for the period	36	108	373

23

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

12.2.	Bezeq International Ltd. Selected data from the statement of financial position

	March 31, 2015	March 31, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	544	515	487
Non-current assets	750	751	730
	1,294	1,266	1,217
Current liabilities	437	363	313
Long-term liabilities	71	122	79
Total liabilities	508	485	392
Capital	786	781	825
	1,294	1,266	1,217

  Selected data from the statement of income

	Three months		Year ended
	March 31		December 31,
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from services	393	355	1,504
Operating expenses	251	218	951
Gross profit	142	137	553
Selling and marketing expenses	53	50	209
General and administrative expenses	28	29	112
	81	79	321

Operating profit	61	58	232
Financing expenses	4	5	18
Financing income	(3)	(3)	(9)
Financing expenses (income), net	1	2	9
Share in profits of equity-accounted associates	-	1	1
Profit before income tax	60	57	224
Income tax	16	15	60
Profit for the period	44	42	164

24

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

12.3.	DBS Satellite Services (1998) Ltd. Selected data from the statement of financial position

	March 31, 2015	March 31, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	481	290	434
Non-current assets	1,398	1,346	1,386
	1,879	1,636	1,820
Current liabilities	1,006	939	980
Long-term liabilities	1,422	1,413	1,450
Loans from shareholders	4,118	3,661	4,054
Total liabilities	6,546	6,013	6,484
Capital deficit	(4,667)	(4,377)	(4,664)
	1,879	1,636	1,820

Selected data from the statement of income

	Three months		Year ended
	March 31		December 31,
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues from services	440	424	1,724
Operating expenses	295	269	1,110
Gross profit	145	155	614
Selling and marketing expenses	36	40	154
General and administrative expenses	50	42	187
	86	82	341

Operating profit	59	73	273
Financing expenses	104	123	620
Financing income	(42)	(16)	(26)
Financing expenses (income), net	62	107	594

Loss before income tax	(3)	(34)	(321)
Income tax	-	-	1
Loss for the period	(3)	(34)	(322)

25

Notes to the Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

13.	Subsequent Events

13.1
In April and May 2015, the Company entered into agreements with banks, whereby the Company received an undertaking from the banks to provide credit to the Company to refinance its future debt in June 2016 in a total amount of NIS 900 million, with a duration of 4.6 years (payable in five equal annual payments commencing on June 1, 2019 through to June 1, 2023), and a fixed NIS unlinked interest rate of 3.7%.

The terms of the undertaking and the loans to be provided thereunder include terms that are similar to the terms provided for other loans taken by the Company, as described in Note 11.2.1 to the annual financial statements, including the following: an undertaking to refrain from creating additional liens on the Company's assets (with certain restrictions); an undertaking that if the Company assumes an undertaking towards a party in respect of compliance with financial covenants, the Company will also assume the same undertaking for this credit (subject to certain exceptions); and standard terms for immediate repayment (such as default events, insolvency, liquidation or receivership, and cross default with certain restrictions), which will also apply, with the required changes, to the period of the undertaking to provide credit.

13.2
In April 2015, DBS issued additional debentures (Series B) by expanding the series, amounting to NIS 198 million. For information about the terms of the debentures, see Note 10.1.5 to the Annual Financial Statements.

26

Bezeq The Israel Telecommunication
Corporation Ltd.

Condensed Separate Interim
Financial Information as at

March 31, 2015

(Unaudited)

The information contained in this financial information report constitutes a translation of the financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at March 31, 2015 (unaudited)

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone Fax Internet	972 2 531 2000 972 2 531 2044 www.kpmg.co.il

To:
The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of March 31, 2015 and for the three-month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 598 million as of March 31, 2015, and the profit from this investee company amounted to NIS 3 million for three-month period then ended. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin
Certified Public Accountants (Isr.)

May 20, 2015

2

Condensed Separate Interim Financial Information as at March 31, 2015 (unaudited)

Condensed Interim Information of Financial Position

	March 31, 2015	March 31, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	195	684	248
Investments	2,495	1,341	2,175
Trade receivables	789	746	720
Other receivables	148	175	107
Dividend receivable from investees	241	283	-
Inventories	4	7	4
Loans provided to investees	308	266	261
Assets classified as held for sale	15	50	22
Total current assets	4,195	3,552	3,537

Trade and other receivables	38	47	51
Property, plant and equipment	4,683	4,497	4,620
Intangible assets	287	322	295
Investment in investees	6,999	5,770	6,325
Loans provided to investees	262	544	272
Deferred tax assets	-	28	-
Investments	90	70	86
Total non-current assets	12,359	11,278	11,649
Total assets	16,554	14,830	15,186

3

Condensed Separate Interim Financial Information as at March 31, 2015 (unaudited)

Condensed Interim Information of Financial Position (contd.)

	March 31, 2015	March 31, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	1,611	1,123	1,570
Trade payables	153	130	167
Other payables, including derivatives	674	632	553
Liability to Eurocom DBS Ltd., a related party	781	-	-
Current tax liabilities	623	524	590
Provisions (Note 5)	51	106	48
Employee benefits	222	229	223
Dividend payable	-	802	-
Total current liabilities	4,115	3,546	3,151

Loans and debentures	8,675	8,900	8,787
Loan from an investee	434	-	434
Employee benefits	196	199	203
Deferred tax liabilities	10	-	1
Derivatives	126	21	94
Other liabilities	74	72	75
Total non-current liabilities	9,515	9,192	9,594

Total liabilities	13,630	12,738	12,745

Equity
Share capital	3,858	3,844	3,855
Share premium	272	161	253
Reserves	414	559	416
Deficit	(1,620)	(2,472)	(2,083)
Total equity attributable to equity holders of the Company	2,924	2,092	2,441
Total liabilities and equity	16,554	14,830	15,186

Shaul Elovitch	Stella Handler	Dudu Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 20, 2015

The attached notes are an integral part of this condensed separate interim financial information.

4

Condensed Separate Interim Financial Information as at March 31, 2015 (unaudited)

Condensed Interim Information of Profit or Loss

	Three months ended March 31		Year ended December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues (Note 2)	1,113	1,077	4,317

Cost of Activities
Depreciation and amortization	176	168	688
Salaries	227	223	895
Operating and general expenses (Note 3)	180	190	777
Other operating expenses , net (Note 4)	(17)	(8)	(23)
Cost of Activities	566	573	2,337

Operating profit	547	504	1,980
Financing expenses (income)
Financing expenses	98	106	472
Financing revenues	(44)	(50)	(285)
Financing expenses, net	54	56	187

Profit after financing expenses, net	493	448	1,793
Share in earnings of investees, net	96	125	796
Profit before income tax	589	573	2,589
Income tax	126	116	478
Profit for the period attributable to the owners of the Company	463	457	2,111

The attached notes are an integral part of this condensed separate interim financial information.

Condensed Interim Information of Comprehensive Income

	Three months ended March 31		Year ended December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit for the period	463	457	2,111
Items of other comprehensive income (loss) for the period including actuarial gains and hedging transactions, net of tax	17	13	(36)

Total comprehensive income for the period attributable to equity holders of the Company	480	470	2,075

The attached notes are an integral part of this condensed separate interim financial information.

5

Condensed Separate Interim Financial Information as at March 31, 2015 (unaudited)

Condensed Interim Information of Cash Flows

	Three months ended March 31		Year ended December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	463	457	2,111
Adjustments:
Depreciation and amortization	176	168	688
Share in earnings of investees, net	(96)	(125)	(796)
Financing expenses, net	61	61	219
Capital gain from increased control in an investee	(12)	-	-
Capital gain, net	(11)	(17)	(175)
Share-based payment transactions	-	(1)	(1)
Income tax expenses	126	116	478
Sundries	(1)	-	4

Change in inventory	-	1	3
Change in trade and other receivables	(74)	(6)	56
Change in trade and other payables	20	57	85
Change in provisions	3	(4)	(62)
Change in employee benefits	(8)	6	3

Net cash (used in) from operating activities due to transactions with investees	(18)	(4)	5

Net income tax paid	(81)	(93)	(359)
Net cash flows from operating activities	548	616	2,259
Cash flows from investing activities
Investment in intangible assets	(20)	(19)	(82)
Proceeds from the sale of property, plant and equipment	12	28	221
Acquisition of financial assets held for trading and others	(440)	(210)	(2,654)
Proceeds from the sale of financial assets held for trading and others	120	-	1,617
Purchase of property, plant and equipment	(211)	(191)	(740)
Sundries	(3)	(1)	(14)
Net cash from investment activities due to transactions with investees	(44)	244	931

Net cash used for investment activities	(586)	(149)	(721)
Cash flow from finance activities
Issue of debentures and receipt of loans	-	-	1,446
Repayment of debentures and loans	-	-	(920)
Dividend paid	-	-	(2,069)
Interest paid	(18)	(22)	(421)
Sundries	3	2	3
Loan received from an investee	-	-	434
Net cash used for financing activities	(15)	(20)	(1,527)

Increase (decrease) in cash and cash equivalents	(53)	447	11
Cash and cash equivalents at beginning of period	248	237	237
Cash and cash equivalents at the end of the period	195	684	248

The attached notes are an integral part of this condensed separate interim financial information.

6

Condensed Separate Interim Financial Information as at March 31, 2015 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1.	Definitions

The Company:  Bezeq The Israel Telecommunication Corporation Limited

"Investee", the "Group", "Subsidiary": as these terms are defined in the Company's consolidated financial statements for 2014.

1.2.	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation.  They should be read in conjunction with the separate financial information for the year ended December 31, 2014 and in conjunction with the condensed interim consolidated financial statements as at March 31, 2015 ("the Consolidated Financial Statements").

The accounting policies used in this condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2014.

2.	Revenues

	Three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Fixed-line telephony	403	426	1,668
Internet - infrastructure	383	332	1,394
Transmission and data communication	266	259	1,022
Other services	61	60	233
	1,113	1,077	4,317

3.	Operating and general expenses

	Three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Maintenance of buildings and sites	51	55	217
Marketing and general	42	42	188
Interconnectivity and payments to communications operators	38	42	161
Services and maintenance by sub-contractors	16	16	61
Vehicle maintenance	17	17	76
Terminal equipment and materials	11	12	49
Collection commissions	5	6	25
	180	190	777

7

Condensed Separate Interim Financial Information as at March 31, 2015 (unaudited)

4.	Other operating expenses (income), net

	Three months ended		Year ended
	March 31		December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Income from increased control in DBS Satellite Services (1998) Ltd.	(12)	-	-
Profit from disposal of property plant and equipment (mainly real estate property)	(11)	(17)	(175)
Provision for contingent claims, net	6	-	(24)
Provision for voluntary redundancy severance payments	-	9	176
Other operating expenses (income), net	(17)	(8)	(23)

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims against the company (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 51 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of March 31, 2015 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 978 million. Of this amount, NIS 368 million is for a claim filed against the Company and other communications companies, without specifying the portion of the amount claimed from each of the plaintiffs. In addition, there is further exposure in the amount of NIS 2.1 million* for claims, the chances of which cannot be assessed at this stage. All the foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

For further information concerning contingent liabilities see Note 5 to the Consolidated Financial Statements.

*	The total includes a claim of a shareholder against the company and officers in the company of NIS 1.1 billion and NIS 2 billion (according to the damage calculation method that will be determined).

6.	Dividends from investees

6.1	On March 11, 2015 the board of directors of Pelephone Communications Ltd. resolved to distribute a cash dividend to the Company in the amount of NIS 159 million in May 2015.

6.2	On March 10, 2015, the board of directors of Bezeq International Ltd. resolved to distribute a cash dividend to the Company in the amount of NIS 82 million in May 2015.

7.	Events in the reporting period

7.1	For information regarding the increase in control in DBS, see Note 4.2 of the Consolidated Financial Statements.

7.2	On March 8, 2015, the Company provided Bezeq International a loan in the amount of NIS 50 million to be repaid in one lump sum on March 8, 2016. This loan bears annual interest of 3.05%.

8

Bezeq The Israel Telecommunication Corporation Limited

Consolidated Interim Pro Forma
Financial Statements

March 31, 2015

(Unaudited)

The information contained in these financial statements constitutes a translation of the financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Pro Forma Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Contents	Page

Review Report	3

Pro Forma Condensed Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)
Pro Forma Condensed Consolidated Interim Statements of Income and Comprehensive Income	4
Notes to the Pro Forma Condensed Consolidated Interim Financial Statements	7

2

Pro Forma Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Somekh Chaikin 8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying pro forma financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the pro forma condensed consolidated interim statements of income and comprehensive income for the three month period ended on March 31, 2015. The Board of Directors and Management are responsible for the preparation and presentation of interim financial information for this interim period in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on pro forma interim financial information for this interim period based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose revenues constitute 1% of the total consolidated revenues for the three month period then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro forma financial information was not prepared, in all material respects, in accordance with IAS 34 based on the assumptions set forth in Note 2.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro forma interim financial information does not comply, in all material respects, with the disclosure requirements of Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970 based on the assumptions set forth in Note 2.

Somekh Chaikin

Certified Public Accountants (Isr.)

May 20, 2015

3

Pro Forma Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Pro Forma Condensed Consolidated Interim Statements of Income

	Three months ended March 31, 2015			Three months ended March 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	2,174	434	2,608	2,311	420	2,731
Costs of activity
Depreciation and amortization	317	113	430	314	117	431
Salaries	439	69	508	448	62	510
General and operating expenses	799	230	1,029	869	215	1,084
Other operating income, net	(17)	12	(5)	(8)	-	(8)
	1,538	424	1,962	1,623	394	2,017

Operating profit	636	10	646	688	26	714
Financing expenses (income)
Financing expenses	101	32	133	113	24	137
Financing income	(64)	(21)	(85)	(71)	21	(50)
Financing expenses, net	37	11	48	42	45	87

Profit after financing expenses, net	599	(1)	598	646	(19)	627
Share in the losses (profits) of equity-accounted investees	(16)	17	1	19	(18)	1
Profit before income tax	615	(18)	597	627	(1)	626
Income tax	152	-	152	170	-	170
Profit for the period	463	(18)	445	457	(1)	456
Earnings per share (NIS)
Basic and diluted earnings per share	0.17	(0.01)	0.16	0.17	-	0.17

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the pro forma financial statements: May 20, 2015

The attached notes are an integral part of these pro forma consolidated interim financial statements.

4

Pro Forma Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Three months ended March 31, 2015			Three months ended March 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	463	(18)	445	457	(1)	456
Items of other comprehensive income (net of tax)	17	-	17	13	-	13
Total comprehensive income for the period	480	(18)	462	470	(1)	469

5

Pro Forma Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Pro Forma Condensed Consolidated Interim Statements of Income (Contd.)

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	9,055	1,710	10,765
Costs of activity
Depreciation and amortization	1,281	484	1,765
Salaries	1,768	267	2,035
General and operating expenses	3,366	872	4,238
Other operating income, net	(586)	1	(585)
	5,829	1,624	7,453

Operating profit	3,226	86	3,312
Financing expenses (income)
Financing expenses	486	98	584
Financing income	(356)	188	(168)
Financing expenses, net	130	286	416

Profit after financing expenses, net	3,096	(200)	2,896
Share in losses of equity-accounted investees	170	(165)	5
Profit before income tax	2,926	(35)	2,891
Income tax	815	1	816
Profit for the year	2,111	(36)	2,075
Earnings per share (NIS)
Basic earnings per share	0.77	(0.01)	0.76

Diluted earnings per share	0.77	(0.02)	0.75

Condensed Consolidated Interim Statements of Comprehensive Income

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million
Profit for the year	2,111	(36)	2,075
Items of other comprehensive income (net of tax)	(36)	-	(36)
Total comprehensive income for the year	2,075	(36)	2,039

The attached notes are an integral part of these pro forma consolidated interim financial statements

6

Pro Forma Consolidated Interim Financial Statements as at March 31, 2015 (Unaudited)

Notes to the Pro forma Consolidated Financial Statements

1.	General

1.1
These pro forma consolidated interim financial statements are prepared in accordance with Regulation 38B of the Israel Securities Regulations (Periodic and Immediate Reports), 1970 and refer to the gain of control in DBS. Up until March 23, 2015, the Company held 49.78% of DBS shares and accounted for this investment using the equity method. On this date, the general meeting of the Company's shareholders approved the acceptance of the merger terms and exercise of the option, and the Company's engagement in the Acquisition Transaction, as described in Note 4.2 to the Group's interim financial statements. As from March 23, 2015, the Company consolidates the financial statements of DBS in the Group's financial statements.

1.2
The pro forma consolidated interim financial statements are based on the condensed consolidated interim financial statements of the Company and the condensed interim financial statements of DBS as at March 31, 2015, which were prepared in accordance with IAS 34, Interim Financial Reporting.

2.	Assumptions and adjustments used to prepare the pro forma interim financial statements

2.1
The pro forma consolidated financial statements have been prepared to reflect the results of the Company's operations for the three months ended March 31, 2014 and March 31, 2015, and for the year ended December 31, 2014. The reports were prepared under the assumption that the business combination with DBS, which is described in Note 4.2 to the Group's condensed consolidated interim financial statements, was completed on January 1, 2013.

2.2
Prior to gaining control in DBS, as described above, the Company held 49.78% of its shares and accounted for this investment using the equity method. Accordingly, the consolidated statements of income included equity gains for this investment. For the purpose of the pro forma statement of income, the equity gains that were recognized up to March 31, 2015 were eliminated. In addition, a profit of NIS 12 million from acquisition of control was eliminated in the pro forma statement of income for the three months ended March 31, 2015.

2.3	Revenues and expenses arising from transactions between the Company and DBS were eliminated in the pro forma consolidated statements.

2.4
The pro forma statement of income included amortization of excess cost amounting to NIS 37 million and NIS 28 million for the three months ended March 31, 2015 and March 31, 2014, respectively, and NIS 149 million for the year ended December 31, 2014. The amortization was based on the estimated forecasted useful life of the excess cost as at the date of the business combination.

2.5	The Company assumes that there is no change in measurement of the fair value of DBS, allocation of excess cost, and the contingent consideration in the periods.

2.6	The Company assumes that the acquisition transaction, including the commitment to Eurocom, is valid throughout the reporting periods

7

Bezeq - The Israel Telecommunication Corp. Ltd.
Board of Directors’ Report on the
State of the Company’s Affairs
for the Period Ended
March 31, 2015
The information contained in this report constitutes a translation of the information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the three months ended March 31, 2015 (“Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors' report of December 31, 2014 is also available to the reader.

On March 23, 2015, the Company assumed control of D.B.S. Satellite Services (1998) Ltd. ("DBS"). As of that date, DBS is consolidated in the Company's statements. Thus, the statement of financial position as of March 31, 2015 includes DBS's assets and liabilities. Due to the merger's proximity to the financial statements' date, the results of DBS's operations did not materially affect the Group's income statement for the three months ended March 31, 2015. These effects were included under the 'Share in the losses of investees accounted for under the equity method" item.

For more information, see Note 4.2 to the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an "Others" segment, which comprises mainly online content and commerce services (through "Walla") and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

	1-3.2015	1-3.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%
Profit	463	457	6	1.3
EBITDA (operating profit before depreciation and amortization)	953	1,002	(49)	(4.9)

Profit in the present quarter, as compared to the same quarter last year, was mainly affected by lower revenues from Cellular Communications operations, which were entirely offset, mainly by a decrease in this segment's operating expenses, as well as by improvement in the Company's share in the results of DBS's operations.

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	March 31, 2015	March 31, 2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	3,709	2,394	1,315	54.9
This increase was mainly due to current investments in the Domestic Fixed-Line Communications segment, and by the first-time consolidation of NIS 299 million in cash from the Multi-Channel Television segment.

Current and non-current trade and other receivables	3,102	3,410	(308)	(9.0)
This decrease was mainly attributable to a decrease in trade receivables in the Cellular Communications segment, as a result of a decrease in revenues from handsets sold in 36 installments, and a decrease in revenues from services. The decrease was partially offset by the first-time consolidation of NIS 184 million in trade and other receivables from the Multi-Channel Television segment.

Other current assets	102	150	(48)	(32.0)	The decrease was mainly attributable to a reduction in held-for-sale assets in the Domestic Fixed-Line Communications segment.
Broadcasting rights	460	-	460	-	The balance was due to the first-time consolidation of broadcasting rights from the Multi-Channel Television segment.
Property, plant and equipment	6,956	6,008	948	15.8	The increase was mainly due to the first-time consolidation of NIS 801 million in property, plant and equipment from the Multi-Channel Television segment.
Goodwill and intangible assets	4,503	2,039	2,464	120.8
The increase was due to the first-time consolidation of DBS, mainly comprising goodwill, customer relations and brand value - for a total amount of NIS 2,722 million (see Note 4.2.4 to the financial statements). This increase was partially offset, mainly by the de-consolidation of Corel-Tell Ltd. in the second quarter of 2014.

Investments in investees as per the equity method	29	1,032	(1,003)	(97.2)	The decrease was due to the reversal of DBS's investment, presented as per the equity method.
Other non-current assets	359	370	(11)	(3.0)
Total assets	19,220	15,403	3,817	24.8
Debt to financial institutions and debenture holders	11,912	9,717	2,195	22.6
The increase was mainly due to the first-time consolidation of NIS 1,947 million in debt balances from the Multi-Channel Television segment (including recognition of surplus acquisition costs). The increase was also due to debentures issued and loans received in 2014 in the Domestic Fixed-Line Communications segment, partially offset by the repayment of debentures and loans in the Domestic Fixed-Line Communications and Cellular Communications segments.

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

1.1	Financial Position (contd.)

	March 31, 2015	March 31, 2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Liability towards Eurocom D.B.S. Ltd.	781	-	781	-	A commitment to pay the cash consideration and the contingent consideration for acquiring all of Eurocom D.B.S.'s holdings (see Notes 4.2.1 and 4.2.2).
Trade and other payables	2,027	1,442	585	40.6	The increase was mainly due to the first-time consolidation of NIS 632 million in trade and other payables from the Multi-Channel Television segment.
Dividends payable	-	802	(802)	(100)	Difference in timing of a semi-annual dividend's approval by the general meeting.
Other liabilities	1,576	1,350	226	16.7	The increase was mainly attributable to the Domestic Fixed-Line Communications Segment, due to derivatives and current tax liabilities.
Total liabilities	16,296	13,311	2,985	22.4
Total equity	2,924	2,092	832	39.8
This increase in equity was mainly due to a change in the timing of a semi-annual dividend's approval by the general meeting.
Equity comprises 15.2% of the balance sheet total, as compared to 13.6% of the balance sheet total on December 31, 2014.

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

1.2	Results of operations

1.2.1	Highlights

	1-3.2015	1-3.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	2,174	2,311	(137)	(5.9)
The decrease was due to lower revenues in the Cellular Communications segment, partially offset by an increase in revenues in the International Communications, Internet and NEP Services segment and the Domestic Fixed-Line Communications segment.

Depreciation and amortization expenses	317	314	3	1.0
Salary expenses	439	448	(9)	(2.0)	The decrease was mainly attributable to downsizing in the Cellular Communications segment.
General and operating expenses	799	869	(70)	(8.1)
The decrease was mainly attributable to lower expenses in the Cellular Communications segment, partially offset by increased expenses in the International Communications, Internet and NEP Services segment.

Other operating income, net	17	8	9	112.5
Operating profit	636	688	(52)	(7.6)
Finance expenses, net	37	42	(5)	(11.9)
Share in losses (earnings) of investees	(16)	19	(35)	-	The difference was due to improved results in the Multichannel Television segment.
Income tax	152	170	(18)	(10.6)	The decrease was due to lower profits before income tax in the Cellular Communications segment.
Profit for the period	463	457	6	1.3

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

1.2.2	Operating segments

A	Revenue and operating profit data, presented by the Group’s operating segments:

	1-3.2015		1-3.2014
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	1,113	51.2	1,077	46.6
Cellular Communications	727	33.4	917	39.7
International Communications, Internet and NEP Services	393	18.1	355	15.4
Multi-Channel Television	440	20.2	424	18.3
Other and offsets*	(499)	(22.9)	(462)	(20.0)
Total	2,174	100	2,311	100

	1-3.2015		1-3.2014
	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	547	49.1	504	46.8
Cellular Communications	32	4.4	126	13.7
International Communications, Internet and NEP Services	61	15.5	58	16.3
Multi-Channel Television	59	13.4	73	17.2
Other and offsets*	(63)	-	(73)	-
Consolidated operating profit/ % of Group revenues	636	29.3	688	29.8

(*)	Offsets are mainly attributable to the Multi-Channel Television segment, included in the reporting period as an associate company.

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

1.2.2.	Operating segments

B	Domestic Fixed-Line Communications Segment

	1-3.2015	1-3.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	403	426	(23)	(5.4)	The decrease was mainly due to a reduction in ARPU.
Internet - infrastructure	383	332	51	15.4	The increase was mostly attributable to growth in the number of internet subscribers and higher average revenues per user.
Transmission, data communications and others	327	319	8	2.5
Total revenues	1,113	1,077	36	3.3
Depreciation and amortization	176	168	8	4.8
Labor costs	227	223	4	1.8
General and operating expenses	180	190	(10)	(5.3)	The decrease was mainly due to a reduction in building maintenance costs and call completion fees to telecom operators.
Other operating income, net	17	8	9	112.5	This increase was due to NIS 12 million in gains from assuming control of DBS.
Operating profit	547	504	43	8.5
Finance expenses, net	54	56	(2)	(3.6)
Income tax	126	116	10	8.6
Segment profit	367	332	35	10.5

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

1.2.2	Operating segments

C	Cellular Communications segment

	1-3.2015	1-3.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Services	499	637	(138)	(21.7)
The decrease was due to a NIS 52 million reduction in hosting services revenues, following termination of the contract with HOT Mobile in December 2014. The decrease was further due to a reduction in the number of subscribers, lower rates due to increased market competition, and migration of existing customers to cheaper bundles at current market prices, both of which lowered ARPU.

Terminal equipment sales	228	280	(52)	(18.6)	The decrease was mainly due to lower sales volumes.
Total revenues	727	917	(190)	(20.7)
Depreciation and amortization	104	106	(2)	(1.9)
Labor costs	96	109	(13)	(11.9)	The decrease was mainly attributable to downsizing due to streamlining efforts.
General and operating expenses	495	576	(81)	(14.1)
The decrease was mainly due to lower terminal equipment sales costs, following a decrease in the number of units sold, which was partially offset by an increase in costs following a change in the sales mix. There was also a decrease in advertising expenses.

Operating profit	32	126	(94)	(74.6)
Finance income, net	14	18	(4)	(22.2)
The decrease in income was mainly due to a decrease in credit income from installment-based terminal equipment sales, and an increase in currency difference expenses following an increase in the USD exchange rate. These were partially offset by a decrease in interest expenses, due to a reduction in the average debt balance.

Income tax	10	36	(26)	(72.2)	The decrease was attributable to the reduction in income before taxes.
Segment profit	36	108	(72)	(66.7)

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

1.2.2	Operating segments

D	International Communications, Internet and NEP Services

	1-3.2015	1-3.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	393	355	38	10.7
The increase was attributable to greater revenues from enterprise communication solutions (ICT), higher internet revenues due to growth in the number of subscribers, higher revenues from call transfers between global communication carriers, and an increase in revenues from data communication services. The increase was partially offset by a reduction in revenues from outgoing calls, mainly due to ongoing competition with cellular operators.

Depreciation and amortization	32	32	-	-
Labor costs	77	75	2	2.7	This increase was mainly attributable to an increase in the number of employees providing outsourced services in ICT operations.
General and operating expenses	223	190	33	17.4
The increase was due to an increase in ICT equipment costs, internet services, call transfers between global communication carriers, and data communication services, corresponding with the above revenues.

Operating profit	61	58	3	5.2
Finance expenses, net	1	2	(1)	(50.0)
Share in the earnings of associates	-	1	(1)	(100.0)
Tax expenses	16	15	1	6.7
Segment profit	44	42	2	4.8

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

1.2.2	Operating segments

E	Multi-Channel Television

	1-3.2015	1-3.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	440	424	16	3.8	This increase was mainly attributable to an increase in the average number of subscribers.
Depreciation and amortization	76	70	6	8.6
Labor costs	69	62	7	11.3
General and operating expenses	236	219	17	7.8	This increase was mainly due to an increase in utilized broadcasting rights, and content costs.
Operating profit	59	73	(14)	(19.2)
Finance expenses (income), net	(1)	18	(19)	(105.6)	This decrease was mainly due to linkage differences on debentures due to a greater drop in the CPI in the present Quarter, as compared to the same quarter last year.
Finance expenses for shareholder loans, net	63	89	(26)	(29.2)	The decrease was mainly due to linkage differences.
Segment loss	(3)	(34)	31	(91.2)

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

1.3	Cash flow

	1-3.2015	1-3.2014	Change
	NIS millions	NIS millions	NIS millions	%	Explanation

Net cash from operating activities	961	1,043	(82)	(7.9)	The decrease in net cash from operating activities was mainly due to the Domestic Fixed-Line Communications segment, as a result of changes in the segment's working capital structure.
Net cash used in investing activities	(378)	(497)	119	(23.9)
The decrease in net cash used in investing activities was due to NIS 299 million in cash balances recognized after assuming control of DBS. This decrease was partially offset, mainly by a net increase in the purchase of held-for-trade financial assets, and acquisition of property, plant and equipment in the Domestic Fixed-Line Communications segment.

Net cash used in financing activities	(75)	(107)	32	(29.9)	The decrease in net cash used in financing activities was mainly due to a decrease in debenture repayments in the Cellular Communications segment.
Increase in cash	508	439	69	15.7

Average volume in the reporting period (excluding DBS, which was consolidated for the first time):

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 10,026 million.

Supplier credit: NIS 648 million.

Short-term credit to customers: NIS 2,171 million.  Long-term credit to customers: NIS 525 million.

As of March 31, 2015, the Group had a working capital surplus of NIS 684 million, as compared to a working capital surplus of NIS 1,059 million on March 31, 2014. This decrease was due to a working capital deficit in the Multi-Channel Television segment, consolidated for the first time in the end of the present Quarter.

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

2.	Market Risk - Exposure and Management

2.1
Fair value sensitivity analysis data as of March 31, 2015 do not differ materially from sensitivity analysis data as of December 31, 2014, except for the effect of DBS's consolidation, which increased the Group's exposure to CPI changes by NIS 2 billion; exposure to changes in the real NIS-based interest rate - by NIS 2 billion; exposure to changes in the USD exchange rate - by NIS 1 billion; and exposure to changes in the USD-based interest rate - by NIS 0.8 billion.

2.2
The linkage bases report as of March 31, 2015 does not differ materially from the report as of December 31, 2014, except for a NIS 1.9 billion increase in CPI-linked liabilities, mainly due to DBS's consolidation.

3.	Aspects of Corporate Governance

Disclosure concerning the financial statements’ approval process

3.1	Committee

The Company’s Financial Statements Review Committee is a separate committee which does not serve as the Audit Committee. The Committee comprises 4 members, as follows: Yitzhak Idelman, chairman (external director); Mordechai Keret (external director); Tali Simone (external director); and Dr. Yehoshua Rosenzweig (independent director). All Committee members have accounting and financial expertise. All Committee members have submitted a statement prior to their appointment. For more information concerning the directors serving on the Committee, see Chapter D of the Company's Periodic Report for 2014.

3.2	Financial statements approval process

A.
The Financial Statements Review Committee discussed and finalized its recommendations to the Company's Board of Directors in its meetings of May 10, 2015, and May 17, 2015.

The Committee’s meeting on May 10, 2015, was attended by all Committee members and by the Deputy CEO and CFO, Mr. Dudu Mizrahi; Company Comptroller, Mr. Danny Oz; the Internal Auditor, Mr. Lior Segal; the Legal Counsel, Mr. Amir Nachlieli; Mr. Rami Nomkin - director; the external auditors; and other Company officers. In addition to the above persons, the Committee's meeting of May 17, 2015 was also attended by Company Secretary, Mrs. Linor Yochelman.

B.
The Committee reviewed, inter alia, the assessments and estimates made in connection with the financial statements; internal controls over financial reporting; full and proper disclosure in the financial statements; and the accounting policies adopted on material matters.

C.
The Committee submitted its recommendations to the Company’s Board of Directors in writing on May 17, 2015.

The Board of Directors discussed the Financial Statements Review Committee's recommendations and the financial statements on May 20, 2015.

D.
The Company’s Board of Directors believes that the Financial Statements Review Committee’s recommendations were submitted a reasonable time (three days) prior to the Board meeting, taking into account the scope and complexity of these recommendations.

E.	The Company’s Board of Directors adopted the Financial Statements Review Committee’s recommendations and resolved to approve the Company’s financial statements for the first quarter of 2015.

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

4.	Disclosure Concerning the Company’s Financial Reporting

4.1	Disclosure of material valuations

The following table discloses a material valuation pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970. The valuation is attached to the financial statements.

4.1.1	Valuation of Bezeq's investment in DBS:

Subject of valuation
Value of Bezeq's investment in D.B.S. Satellite Services (1998) Ltd., in shares, share options, and various shareholder loans. The valuation was made as part of a Company transaction leading to Bezeq assuming control of DBS's shares.

Date of valuation	March 23, 2015; the valuation was signed May 19, 2015.
Value prior to the valuation	The carrying amount of the Company's investment in DBS - NIS 1,064 million.
Value set in the valuation	NIS 1,076 million - value of Bezeq's investment in DBS.
Assessor’s identity and profile
Fahn Kanne Consulting Ltd. The valuation was made by a team headed by Mr. Shlomi Bartov, CPA, partner and CEO of Fahn Kanne Consulting. Mr. Bartov has extensive experience in consulting and supporting some of the largest companies in Israel.
Fahn Kanne Consulting is a subsidiary of Fahn Kanne & Co., a part of the Grant Thornton International Ltd. (GTIL) network, the special advisory services branch of the global Grant Thornton network specializing in spearheading international transactions, valuation and transaction consulting, global IPOs, executive consultancy and project financing.
The assessor has no dependence on the Company.

Valuation model
The valuation was conducted using the income approach, using the discounted cash flows (DCF) method. Value was assigned to share capital and shareholder debt based on the repayment order of the new shareholder loans and the extent of the shareholder's investments.

Assumptions used in the valuation	Discount rate - 8.5% (post-tax). Permanent growth rate - 1%. Scrap value of total value set in valuation - 80%.

4.1.2	Purchase Price Allocation (PPA) Valuation:

Subject of valuation	PPA upon assuming control of D.B.S. Satellite Services (1998) Ltd., by exercising the option to purchase 8.6% of the company's shares.
Date of valuation	March 23, 2015; the valuation was signed May 19, 2015.
Value prior to the valuation	N/A
Value set in the valuation	Brand value (before assigning deferred taxes) - NIS 347 million. Customer relations value (before assigning deferred taxes) - NIS 790 million. Goodwill (100%) (residual value) - NIS 841 million.
Assessor’s identity and profile	See above table - Section 4.1.1.
Valuation model
Fair value of customer relations was appraised using the income approach, using the multi-period excess earnings method.
Fair value for the brand was appraised using the relief from royalties approach.

Assumptions used in the valuation	Customer relations - Discount rate - 8.5% (post-tax). Brand - Discount rate - 9.5% (post-tax).

Directors' Report on the State of the Corporation's Affairs for the Period Ended March 31, 2015

4.2
Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

4.3	Material events subsequent to the financial statements’ date For information on material events subsequent to the financial statements’ date, see Note 13 to the financial statements.

5.
Details of debt certificate series

Debentures (Series 5-8) are rated Aa2 Stable by Midroog Ltd. (“Midroog”) and ilAA/Stable by Standard & Poor’s Maalot Ltd. (“Maalot”).

For current and historical ratings data for the debentures, see the Company's immediate report (amended) of April 21, 2015 (ref. no. 2015-01-004083) and its immediate report of August 13, 2014 (ref. no. 2015-01-133185) (Maalot), and its immediate reports of December 28, 2014 (ref. no. 2014-01-232224) and March 5, 2015 (ref. no. 2015-01-045085) (Midroog). The rating reports are included in this Board of Directors’ Report by way of reference.

6.
Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of March 31, 2015, see the Company's reporting form on the MAGNA system, dated May 21, 2015.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch	Stella Handler
Chairman of the Board	CEO

Signed: May 20, 2015

May 20, 2015

Quarterly report for period ended
March 31, 2015

•	Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

•	Directors' Report on the State of the Company's Affairs for the period ended March 31, 2015

•	Interim Financial Statements as at March 31, 2015

Update to Chapter A
(Description of Company Operations)
of the Periodic Report for 2014

The information contained in this report constitutes a translation of the information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Update to Chapter A (Description of Company Operations) 1
to the Periodic Report for 2014 ("Periodic Report")
of "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

1.	General development of the Group's business

Section 1.3.3 - Dividend distribution

For information about a dividend distribution in the amount of NIS 844 million in respect of profits from the second half of 2014 that was approved by a general meeting of the Company’s shareholders on May 6, 2015, see Note 6.2 to the Company’s Financial Statements for the period ended March 31, 2015.

Outstanding, distributable profits at the reporting date - NIS 463 million2 (surpluses accumulated over the last two years, after subtracting previous distributions, and excluding the Special Distribution).

Section 1.4.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	1,113	1,086	1,081	1,073	1,077
Operating profit (NIS million)	547	507	498	471	504
Depreciation and amortization (NIS million)	176	170	178	172	168
EBITDA (Operating proft before depreciation and amortization) (NIS million)(1)	723	677	676	643	672
Net profit (NIS million)	367	345	324	314	332
Cash flow from current operations (NIS million)	548	499	599	545	616
Payments for investments in property, plant & equipment and intangible assets (NIS million)	231	195	210	207	210
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	12	82	69	42	28
Free cash flow (NIS million) (2)	329	386	458	380	434
Number of active subscriber lines at the end of the period (in thousands)(3)	2,208	2,205	2,205	2,205	2,214
Average monthly revenue per line (NIS) (ARPL)(4)	61	62	63	63	64
Number of outgoing minutes (in millions)	1,459	1,482	1,588	1,522	1,608
Number of incoming minutes (in millions)	1,428	1,440	1,498	1,424	1,467
Number of active subscriber lines at the end of the period (in thousands)(7)	1,390	1,364	1,335	1,308	1,289
Number of active subscriber lines at the end of the period (in thousands) – wholesale (7)	11	-	-	-	-
Average monthly revenue per Internet subscriber (NIS) - retail	87	85	85	84	82
Average bundle speed per Internet subscriber (Mbps)(5)	33.2	32.5	24.0	21.9	20.0
Churn rate (6)	2.4%	2.5%	2.8%	2.8%	3.0%

1
The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2014 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

2
Including revaluation profits in the amount of NIS 12 million due toincreased control of DBS. In accordance with a resolution passed by the Company’s Board of Directors’ on February 10, 2015, these revaluation profits will be excluded from the dividend distribution policy and will not be distributed as a dividend.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

(1)
EBITDA (Operating profit before depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(2)
Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)
Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.

(6)	The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

(7)
Number of active internet lines including retail and wholesale lines. Retail - internet lines provided directly by the Company. Wholesale - internet lines provided through a wholesale service to other communications providers.

B.	Pelephone

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenue from services (NIS million)	499	584	610	622	637
Revenues from sale of terminal equipment (NIS million)	228	251	214	221	280
Total revenue (NIS million)	727	835	824	843	917
Operating profit (NIS million)	32	74	122	127	126
Depreciation and amortization (NIS million)	104	111	108	105	106
EBITDA (Operating profit before depreciation and amortization) (NIS million)(1)	136	184	231	232	232
Net profit (NIS million)	36	59	100	106	108
Cash flow from current operations (NIS million)	351	158	286	420	349
Payments for investments in property, plant and equipment and intangible assets (NIS million)	72	80	83	85	73
Free cash flow (NIS million) (1)	279	78	203	335	276
Number of subscribers at end of the period (thousands) (2)	2,565	2,586	2,600	2,610	2,631
Average monthly revenue per subscriber (NIS) (ARPU) (3)	65	75	78	79	80
Churn rate (4)	6.5%	5.6%	7.3%	6.5%	7.5%

(1)	Regarding the definition of EBITDA (Operating profit before depreciation and amortization) and free cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)
Subscriber data include Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)
Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.

(4)
The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

2

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

C.	Bezeq International

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	393	398	385	366	355
Operating profit (NIS million)	61	57	59	58	58
Depreciation and amortization (NIS million)	32	33	32	33	32
Operating profit before depreciation and amortization (EBITDA) (NIS million)(1)	93	90	92	90	90
Net profit (NIS million)	44	39	42	41	42
Cash flow from current operations (NIS million)	62	71	71	95	74
Payments for investments in property, plant and equipment and intangible assets (NIS million) (2)	53	28	27	23	31
Free cash flow (NIS million) (1)	9	43	44	72	43
Churn rate (3)	4.1%	4.7%	4.5%	3.7%	4.0%

(1)	Regarding the definition of EBITDA (Operating profit before depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes long term investments in long-term assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	440	440	428	432	424
Operating profit (NIS million)	59	57	67	76	73
Depreciation and amortization (NIS million)	76	78	74	75	70
Operating profit before depreciation and amortization (EBITDA) (NIS million)(1)	135	135	141	151	143
Net profit (loss) (NIS million)	(3)	(87)	(115)	(86)	(34)
Cash flow from current operations (NIS million)	149	122	106	101	113
Payments for investments in property, plant and equipment and intangible assets (NIS million)	65	94	68	64	78
Free cash flow (NIS million) (1)	84	27	38	38	35
Number of subscribers (at the end of the period, in thousands) (2)	634	632	613	623	607
Average monthly revenues per subscriber (ARPU) (NIS)(3)	232	234	234	233	234
Churn rate (4)	3.3%	2.9%	3.1%	3.2%	3.6%

(1)	Regarding the definition of EBITDA (Operating profit before depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)
Subscriber – one household or one small business customer. In the event of a business customer with many reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by average number of customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

3

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 1.6 - General environment and the influence of external factors on the Group's activity

Section 1.6.3 - Regulatory oversight and changes in the regulatory environment - wholesale market

As noted, on March 25, 2015, HCJ ruled that the Company and the State should hold a roundtable discussion, as a form of post hearing, to examine the Company’s arguments (professional and technical arguments, including technical issues which the Company claims are impossible to implement) with the purpose of clarifying such issues wherever possible and making the necessary amendments, and after which the Company and the State must submit notice to the Court within 60 days. The Company and the Ministry of Communications therefore held discussions on the subject of the possible implementation of the wholesale telephony service and issues pertaining to the economic pricing model.

On April 20, 2015, the Company received a letter from the Director General of the Ministry of Communications on the subject of providing wholesale telephony service. According to the letter, further to the meetings between the Ministry and the Company pursuant to the above-mentioned HCJ ruling, it transpires that the Ministry is of the opinion that provision of the wholesale services on the Bezeq network is technically feasible, with slight adjustments, within a short period and at negligible cost. The letter also states that the Ministry believes there are several possible technological solutions to providing the service in accordance with the service portfolio on time, and the letter includes a summary of three of these solutions. The Ministry therefore expects Bezeq to prepare for providing the service on the scheduled date (May 17, 2015). To this end, by April 27, 2015 the Company was required to submit documents to the Ministry describing the computerized interface for this service, and the letter also stipulates that insofar as Bezeq fails to submit these documents on time, the Ministry will take the view that Bezeq has no intention of providing the wholesale telephony service in accordance with its license, and it will take every available course of action (a copy of the letter sent by the Director General of the Ministry of Communications is attached to the Company’s immediate report dated April 20, 2015, included in this report by way of reference). On April 26, 2015, the Company submitted its comments on this letter, completely rejecting the allegation that it had used the argument of the unfeasibility of the implementation to avoid providing the telephony services, and that the “technological solutions” presented in the Ministry’s letter do not resolve the problem of unfeasibility and make it impossible to provide wholesale telephony services on the Company’s existing network; nor are they consistent with the format for providing the services as defined in the service portfolio (in this context, the Company even suggested appointing an independent expert to examine the feasibility of the options put forward by the Ministry of Communications). Furthermore, the Company noted that the documents relating to the computerized interface for the service cannot be prepared as long as the service itself is impossible to implement (or even, taking the Ministry’s position, until the format for the service has been defined and, according to the Ministry, for which several options may be possible).

On May 7, 2015, the Minister of Communications, Minister of Finance and Ministry of Communications submitted an updated notice on the Company’s aforementioned petition, whereby, after the Ministry of Communications held meetings with the Company subsequent to the HCJ decision, the Ministry concluded that the provision of wholesale telephony services by the Company was technically feasible and that had the Company made preparations in advance, there would have been no technical impediment to opening the wholesale market in this field on the scheduled date, May 17, 2015. As for the economic issues, the notice stated that the Ministry of Communications had concluded that the Company’s arguments as to the unreasonableness of the tariffs are unacceptable. Nevertheless, after re-examining the Company's arguments, it had reached the conclusion that there was room to make certain changes in matters concerning the demand for data usage and requirements concerning the quality of the service as defined in the service portfolio (which the Ministry believes do not affect the tariffs), including the Ministry's intention to publish a preliminary hearing for the entire market and not to enforce requirements concerning the quality of the service at this stage. The notice included engineering and economic opinions prepared by the Ministry's experts. The Company rejects the findings in the updated notice and it intends to file its response over the next few days.

Until May 16, 2015, customers were transferred from a retail subscription to a wholesale subscription (wholesale BSA service) via a non-automated process (a manual process that requires the intervention of Company employees). Notably, the Ministry of Communications and some of the communications operators have complaints regarding the Company’s work capacity at this stage. As of May 17, 2015, the transfer is made by means of an automated process that does not require human intervention

4

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

On May 11, 2015, the Company received notice from the Ministry of Communications of its intention to impose a monetary sanction in connection with the implementation of the broadband reform (the "Notice"), whereby, as detailed in the supervisory report attached to the Notice, the Ministry found that the Company was not in compliance with the directives prescribed in the service portfolio and that such course of conduct amounted to a violation under Item (5) of Section D of the Addendum to the Communications Law (Telecommunications and Broadcasting), 1982. The Ministry therefore intends to impose on the Company a monetary sanction of NIS 11,343,800, which is the maximum amount prescribed by the law. According to the Notice, the Ministry believes that the Company's conduct since the launching of the reform amounted, at the very least, to a violation of the provisions of the service portfolio in the following matters:

1.	The Company conducted customer retention calls prior to completing the transition (to wholesale);

2.	The Company did not enable implementation of a verbal transition process during the interim period until the establishment of an automated interface;

3.
The Company did not comply with the timeframe prescribed for transferring an infrastructure subscriber from the Company to a service provider, and for transferring a subscriber between suppliers on the Company's infrastructure

4.	The Company operated the service provider call center in a limited scope compared with the other centers, thereby discriminating between the different types of subscribers.

The explanations provided in the Notice stated, among other reasons, that the violation made it difficult to create competition in the market, assisted the Company in maintaining its monopolistic market share and the resulting high revenues, and that the Company's conduct could harm and even prevent an important and significant reform in the Israeli communications market, which was designed to ensure the public's interest, consumers' welfare and competition in various markets, including in the Internet and telephony sectors, and in the future in the commercial broadcasting and other sectors.

The Company rejects the Notice and intends to submit its counter arguments within the prescribed thirty-day period, inter alia, in light of the Company's complaints regarding the Ministry's unreasonable course of conduct and the updating of the service portfolio in excess of its authority, while disregarding the complexity of the non-automated processes and the time frame prescribed for them.

Section 1.6.4 - Regulatory oversight and changes in the regulatory environment - additional topics

Sub-section F - Enforcement and monetary penalties - the Ministry of Communications has recently made extensive use of the oversight powers and has issued notice of its intention to impose monetary sanctions on the Company regarding on-going regulatory matters as well as matters pertaining to implementation of the wholesale market. The Company submits its comments on these oversight reports and notice of the imposition of such penalties to the Ministry.

2.	Bezeq (“the Company”) - Domestic fixed-line communications

Section 2.7.4 – Real estate

Sub-section A - concerning the Company’s right to receive a site in Sakia, further to the Company’s talks with the planning authorities vis-a-vis exercising the Company’s rights under the planning authorization contract between the Company and ILA - in April 2015, a detailed outline plan was submitted to the Regional Planning Committee and published for objections, which determined the purposes, uses, building rights and construction provisions for the zoning in the plan.

Section 2.11 – Working capital

See Section 1.3 of the Board of Directors' Report for information about the Company’s working capital.

At March 31, 2015, the Company has a working capital surplus in the amount of NIS 80 million (this figure refers to the Company's separate financial statements. In the Company's consolidated financial statements as at March 31, 2015, there is a working capital surplus in the amount of NIS 684 million).

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 2.13 - Financing

On April 2, 2015 and on May 6, 2015, the Company entered into agreements with banking institutions in which context the banks undertook to provide the Company with credit in 2016 to recycle future debt, in the aggregate amount of NIS 900 million. The undertaking is to provide credit to the Company in June 2016 with an average duration of 4.6 years (repayment in five, equal annual installments as of June 1, 2019 until June 1, 2023), at an aggregate interest rate of 3.7% (fixed, shekel non-linked interest). The terms of the undertakings and the loans to be provided thereunder, include terms that are similar to those given in relation to other loans provided to the Company, as detailed in Part C, Note 11.2.1 of the 2014 Periodic Report. These conditions include: an undertaking to refrain from creating additional liens over the Company's assets (under certain restrictions); an undertaking whereby, in the event the Company assumes an undertaking towards a particular party in connection with meeting financial covenants, the Company shall also assume an identical undertaking with respect to this credit (subject to certain exceptions), and also accepted terms for immediate repayment (such as breach events, insolvency, liquidation or receivership and so forth), and cross default (with certain restrictions), that will also apply, mutatis mutandis, with respect to the period of the undertaking to provide credit.

On April 21, 2015, Maalot affirmed a rating of ilAA/Stable for the Company. On this, see also Section 5 in the Directors’ Report.

Section 2.15.3 – Permits

Concerning high-voltage facilities - at the date of this report, radiation permits for 27 HV facilities have been received. Two additional facilities are still in the process of obtaining such permits.

Section 2.16.8 – Antitrust Laws

Concerning sub-section G - negotiations with the Antitrust Commissioner whereby the Company abused its position as a monopoly and determined unfair purchase and sale prices of a service in a monopoly in a sales promotion campaign - on March 31, 2015, the Company appealed the decision to the Antitrust Court, and submitted the opinion and affidavit of an economic expert, in which the Company asked that the court instruct that the determination is nullified, and alternatively for its repeal.  In this appeal, the Company also argued that there had been no negative margin, that the decision had ignored various tests of negative margin and margin squeeze, that under the circumstances there was no concern of harm to competition, that in practice competition had not been adversely affected and that there had been no breach of relevant sections of the Antitrust Law. The Company also pointed out that the Authority had been in breach of administrative obligations while formulating the decision and by its very publication, which should also lead to cancelling the decision.

Section 2.18 – Legal proceedings

Concerning sub-section J on an application to certify a claim as a derivative claim in the matter of a Company transaction for acquisition of all the holdings and shareholders’ loans of Eurocom DBS in DBS - on April 2, 2015 an additional application was filed in the Tel Aviv District Court (Economics Department) to certify a derivative claim in the same matter by a private shareholder who owns 30 shares of the Company and a company under his full ownership that holds 1000 Company shares (“the Applicants”), against the Company and against Eurocom DBS and Shaul Elovitch (Chairman of the Company’s Board of Directors and an indirect controlling shareholder of the Company and Eurocom), against members of the Company’s Board of Directors who approved the transaction, against three other Company directors, as claimed, for their influence over the resolutions passed by the sub-committee of the Company’s Board of Directors, and against Bank of America -Merrill Lynch for its professional liability and alleged negligence in estimation of the purchase price (“the Respondents”). The Applicants request, inter alia, that the court approve the filing of a derivative claim in the Company’s name, in which Eurocom DBS and Shaul Elovitch will be required to return a total of NIS 518 million, which in the opinion of the Applicants and their economic expert, constitutes the “unfair surplus consideration” paid for acquiring the outstanding shares of Eurocom DBS, to determine the liability of the respondent directors and the liability of the Bank of America Merrill Lynch for contracting in the transaction, and to obligate them to pay the entire amount up to a total of NIS 518 million which shall not be returned to the Company’s coffers, as noted above, or alternatively to obligate all the Respondents for payment of NIS 477 million which is the price obtained, according to the Applicants, on the assumption of credit of only 70% of the value of the synergies in favor of DBS (instead of 100%). It should be noted that the transaction to acquire the entire holdings of Eurocom DBS in DBS is still to be completed.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. ("Pelephone")

Section 3.6.2 C - Infrastructure sharing

On March 24, 2015, the Antitrust Commissioner informed Pelephone and Cellcom that from its perspective, there is no impediment to their carrying out preparatory action to enter into agreement concerning the object of the exemption application: to formulate a list of potential bidders to provide the services and prepare a procedure to review the feasibility of passive infrastructure sharing, prior to the granting of the exemption required for the agreement.

On March 29, 2015, the Minister of Communications announced that the infrastructure sharing agreements between Cellcom and Golan Telecom must be changed significantly before the Ministry of Communications will begin to review the details. As far as Pelephone is aware, the companies are studying the repercussions of the required changes and are taking action to apply these changes in order to obtain the Minister’s approval of the agreements.

On April 20, 2015, Partner and Hot Mobile announced that the Minister of Communications had approved the network sharing agreement between them. To the best of Pelephone’s knowledge, the cellular network shared by the companies will operate through a joint venture of these two companies (“the Joint Venture”). The Joint Venture’s entire operation is subject to obtaining a communications license for the venture and to the allocation of frequency bands in the 1800 MHz spectrum that Partner and Hot Mobile won as part of the 4G frequency tender.

Section 3.12.5 - Credit rating

On April 21, 2015, Maalot affirmed a rating of ilAA/Stable for the Company and a rating of ilAA for Debentures (Series C) of Pelephone.

Section 3.17 – Legal proceedings

In May 2015, an action was filed against Pelephone in the Tel Aviv District Court together with an application for its certification as a class action, on grounds that Pelephone had discriminated against customers who contracted with it by not providing them with the lowest price that is offered for such services; and that it discriminated against its new customers over existing customers who were awarded monetary benefits for joining Pelephone. This was allegedly contrary to Pelephone's obligation, as provided in its license and by law, to refrain from discriminatory practices with respect to the prices of the services it offers. Notably, in 2013, a claim was filed against Pelephone on similar grounds, and such claim is still pending in court (see Section 3.17.1(E) in Chapter A of the 2014 Periodic Report). The applicant seeks for Pelephone to reimburse the members of the class group for the difference between the price they paid for the services and the lowest price customers such as themselves could have paid for the same services. Additionally, the applicant asked the court to require Pelephone to offer all customers identical terms and to display them in its various advertisements. The applicant estimates the action at millions of shekels and even more.

4.	Bezeq International – international communications, Internet and NEP services - (“Bezeq International”)

Section 4.13.2 D - NEP license

On April 27, 2015, the Ministry of Communications extended the NEP license that had been granted to Bezeq International, until July 31, 2015.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

5.	Multi-channel television - DBS Satellite Services (1998) Ltd. (“DBS”)

Section 5.15.3 - Institutional financing

In April 2015, DBS issued additional Debentures (Series 2), by way of an expansion of the series, in the total amount of NIS 198 million.

May 20, 2015
Date	Bezeq - The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, Chief Executive Officer

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